UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 – K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2010

Commission File No. 333-102931

Blue Marble Media Corp.

(formerly “NeoMedyx Medical Corp.”)

Registrant's Name

1500 E. Tropicana Ave., Suite 100, Las Vegas, Nevada, 89119

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     ☑ Form 20-F     ☐… Form 40-F …

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes … No…X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated March 8, 2010

99.2

Agreement and Plan of Acquisition with Blue Cree Co. Ltd.

99.3

Pro Forma Consolidated Financial Statements as of December 31, 2009 (unaudited)

99.4

Notice of Alteration – Name Change dated February 25, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MARBLE MEDIA CORP.

(Registrant)

By

/s/ Jin Kyung Yang

Jin Kyung Yang

President

Date     March 9, 2010